PRESS RELEASE

EXHIBIT G	Press Release No. 06-05

METALLICA RESOURCES ANNOUNCES DRILL RESULTS FOR
THE EL MORRO PROJECT, CHILE

Toronto, Ontario - March 2, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report the results for the first nine diamond drill core holes totaling 4,731 meters from this season's drilling program at the El Morro copper-gold project in Chile. These results are the first to be reported from an approximate 70 hole drilling program totaling 26,500 meters on the La Fortuna copper-gold resource. Metallica owns a 30% interest in the El Morro project, with Falconbridge Limited (TSX: FAL.LV, NYSE: FAL), Metallica's joint venture partner and project operator, owning the remaining 70% interest.

The nine holes reported here ranged from 400 to 600 meters in vertical depth and were drilled as infill holes around the outer portions of the La Fortuna copper-gold resource. In combination with last season's drilling program these nine holes effectively delineate the upper 450 meters of the La Fortuna resource to a uniform drill hole spacing of 100 meters, the average spacing required to elevate the resource classification from inferred to indicated status. To date, the resource has been defined within an approximate 700 by 900 meter area centering on the La Fortuna porphyry stock.

Highlights of these latest results include:

  Holes DDHF-71 & 72, drilled along the outer northwestern margin of the resource, intercepted 100 meters grading 0.67% copper and 0.35 g/t gold, and 57 meters grading 0.92% copper and 0.33 g/t gold, respectively, in the secondary enrichment zone.

  Holes DDHF-73 & 74, drilled in the southeastern portion of the resource, intercepted 632 meters grading 0.57% copper and 0.52 g/t gold, and 362 meters grading 0.68% copper and 1.11 g/t gold, respectively, of primary sulfide mineralization.

  Hole DDHF-77, drilled in the east-central portion of the resource, intercepted 150 meters of leached cap rock grading 0.04% copper and 0.80 g/t gold immediately followed by 50 meters grading 1.91% copper and 0.63 g/t gold in the secondary enrichment zone.

The objectives of the current drilling program are to further define the outer limits of the La Fortuna copper-gold resource and to elevate the resource classification from the current indicated and inferred categories to measured and indicated status. The results of this program will serve as the basis of a feasibility study for the project due to be completed by Falconbridge by September 2007.

Drill results for the nine holes reported herein are summarized below:

LA FORTUNA INFILL DRILL HOLES - March 2006
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments
DDHF-69	0.0	40.0	40.0	0.06	0.06	Leached Cap
	40.0	62.0	22.0	0.48	0.07	Secondary
	62.0	618.5	556.5	0.40	0.46	Primary
Includes	290.0	574.0	284.0	0.53	0.69	Primary
DDHF-70	0.0	26.0	26.0	0.35	0.28	Leached Cap & Mixed Cu Oxides
	26.0	88.0	62.0	0.58	0.36	Secondary
	88.0	600.0	512.0	0.48	0.50	Primary
DDHF-71	0.0	68.0	68.0	0.00	0.02	Gravels
	68.0	232.0	164.0	0.12	0.18	Leached Cap
	232.0	332.0	100.0	0.67	0.35	Secondary
	332.0	422.0	90.0	0.14	0.17	Primary - low grade
DDHF-72	0.0	18.0	18.0	0.01	0.01	Gravels
	18.0	227.0	209.0	0.03	0.33	Leached Cap
	227.0	284.0	57.0	0.92	0.33	Secondary
	284.0	518.0	234.0	0.27	0.44	Primary
DDHF-73	0.0	22.0	22.0	0.07	0.21	Leached Cap
	22.0	654.0	632.0	0.57	0.52	Primary
DDHF-74	0.0	61.0	62.0	0.65	0.22	Secondary & Mixed Cu Oxides
	61.0	502.0	441.0	0.61	0.96	Primary
Includes	140.0	502.0	362.0	0.68	1.11	Primary
DDHF-75	0.0	16.0	16.0	0.07	0.40	Leached Cap
	16.0	32.0	16.0	0.82	0.45	Secondary
	32.0	500.0	468.0	0.41	0.36	Primary
Includes	346.0	500.0	154.0	0.59	0.57	Primary
DDHF-76	0.0	58.0	58.0	0.01	0.01	Gravels
	58.0	186.0	128.0	0.06	0.44	Leached Cap
	186.0	254.0	68.0	0.43	0.51	Secondary
	254.0	454.0	200.0	0.16	0.28	Primary
DDHF-77	0.0	150.0	150.0	0.04	0.80	Leached Cap
	150.0	200.0	50.0	1.91	0.63	Secondary
	200.0	462.0	262.0	0.48	0.63	Primary

ACTLABS CHILE S.A. of Coquimbo, Chile, using internal standards and Gannet certified standards, has completed all of Falconbridge's analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. ACTLABS is certified by the ISO 9001:2000 standards. Falconbridge maintains a rigorous and ongoing quality control program using project specific standards and blank samples. The qualified person as defined by NI 43-101 responsible for the design and conduct of the work performed is Michael Donnelly, P. Geo. of Falconbridge Limited.

As reported in a previous Metallica press release, at a copper-equivalent cut-off grade of 0.4% using metals prices of $1.00/lb copper and $400/oz gold, the La Fortuna deposit includes indicated resources totaling 209 million tonnes grading 0.67% copper and 0.59 g/t gold and inferred resources totaling 538 million tonnes grading 0.46% copper and 0.39 g/t gold. Metallica's 30% interest in the La Fortuna resource equates to approximately 0.93 billion pounds of copper and 1.2 million ounces of gold in the indicated category, and 1.6 billion pounds of copper and 2.0 million ounces of gold in the inferred category.

The resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The geologic model for the estimate has been developed by qualified Metallica and Norwest professionals. The Qualified Persons, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.5 million shares outstanding. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

413 000 meters
413 500 meters
6 833 600 meters
6 833 000
6 832 600 meters
LA FORTUNA GENERALIZED GEOLOGY
Alluvium/Colluvium
Atacama Gravels
Mineralized Porphyry and Breccias
Volcanic Country Rocks
LA FORTUNA DRILLING
2006 Drilling (DDH)
pre-2006 Drilling (DDH)
pre-2005 Drilling (RDH)
4250
4200
DDHF-71
DDHF-72
DDHF-76
DDHF-77
DDHF-74
DDHF-70
DDHF-69
DDHF-75
DDHF-45
DDHF-34
DDHF-32
DDHF-38
DDHF-14
DDHF-25
DDHF-30
DDHF-24
DDHF-26
DDHF-19
DDHF-21
DDHF-23
DDHF-27
DDHF-13
DDHF-12A
DDHF-11
DDHF-16
RCF-005
RCF-012
Approximate
0.3% Copper Contour
0 50 100 150 200 250 meters
SCALE 1:6000
UTM ZONE 19S (PSAD56)
LA FORTUNA
DRILL HOLE LOCATIONS
AS OF FEBRUARY 2006